As filed with the Securities and Exchange Commission on May 15, 2001
                                                           File No. 70-9721

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                    ------------------------------------
                              AMENDMENT NO. 1
                                     TO
                          APPLICATION-DECLARATION
                                ON FORM U-1
                                   UNDER
               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
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Sierra Pacific Resources                 Portland General Electric Company
     6100 Neil Road                            121 SW Salmon Street
   Reno, Nevada 89511                         Portland, Oregon 97204

                     ----------------------------------
                  (Name of companies filing this statement
               and addresses of principal executive offices)


      Walter M. Higgins                         Peggy Y. Fowler
Chairman, President and Chief        President and Chief Executive Officer
      Executive Officer                Portland General Electric Company
   Sierra Pacific Resources                  121 SW Salmon Street
        6100 Neil Road                      Portland, Oregon 97204
      Reno, Nevada 89511                        (503) 464-8000
        (702) 834-3600

                   -------------------------------------
                (Names and addresses of agents for service)

The Commission is also requested to send copies of all notices, orders and communications in connection with this Application to:

Clifford M. (Mike) Naeve, Esq.              Joanne C.Rutkowski, Esq.
Mary Margaret Farren, Esq.                  Baker Botts L.L.P.
W. Mason Emnett, Esq.                       1299 Pennsyvlania Avenue, N.W.
Paul B. Silverman, Esq.                     Washington, D.C. 20004
William C. Weeden
Skadden, Arps, Slate,                       Adam Wenner, Esq.
  Meagher & Flom LLP                        Vinson & Elkins L.L.P.
1440 New York Avenue, N.W.                  1455 Pennsylvania Avenue, N.W.
Washington, D.C.  20005                     Washington, DC 20004


Sierra Pacific Resources, a Nevada corporation ("Sierra Pacific"), and Portland General Electric Company, an Oregon corporation ("PGE"), hereby amend their Application/Declaration on Form U-1 in File No. 70-9721 by withdrawing the Application/Declaration in its entirety.



                                 SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned applicants have duly caused this pre-effective Amendment No. 1 to their Application/Declaration on Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.


SIERRA PACIFIC RESOURCES


By:     /s/ William E. Peterson            Date: May 15, 2001
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Name:  William E. Peterson
       -------------------------------

Title: Senior Vice President, General Counsel and Corporate Secretary
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PORTLAND GENERAL ELECTRIC COMPANY


By:     /s/ Douglas R. Nichols              Date: May 15, 2001
       -------------------------------

Name:       Douglas R. Nichols
       -------------------------------

Title:  Vice President and General Counsel
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